

Ownership For All™

Invest in the world's rarest fine art, together.

Freeport lets you buy, collect and sell exclusive pieces of fine art at a fraction of the total cost — by offering tokenized equity backed by real assets.

Warhol collection coming Spring 2023

Enter your email **Join Waitlist**

Have an **early access code?**

BUILD, SHARE, EXPLORE





BUILD, SHARE, EXPLORE

Explore our virtual gallery, create your own.

Get ready for the first collection by setting up your own 3D gallery. It's loaded with fine art and wall space for NFTs. Connect to customize and see your ranking, then share your unique collection with one click.

Explore

